355 South Grand Avenue Los Angeles, California 90071-1560 Tel: +1.213.485.1234 Fax: +1.213.891.8763 www.lw.com

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February 24, 2010

VIA EDGAR, UPS AND FACSIMILE – (703) 813-6986

Securities and Exchange Commission

Mail Stop 3720

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director
John Harrington, Staff Attorney
Kyle Moffatt, Accountant Branch Chief
Kathryn Jacobson, Staff Accountant

Re:	ReachLocal, Inc.
Registration Statement on Form S-1 (File No. 333-163905)

Ladies and Gentlemen:

On behalf of ReachLocal, Inc. (the “Company” or “ReachLocal”), we are hereby filing Amendment No. 2 (“Amendment No. 2”) to the Company’s above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on December 22, 2009 (the “Registration Statement”). For your convenience, we have enclosed a courtesy package which includes eight copies of Amendment No. 2, four of which have been marked to show changes from the prior filing of the Registration Statement.

Amendment No. 2 has been revised to reflect the Company’s responses to the comments received by facsimile on February 12, 2010 from the staff of the Commission (the “Staff”), as well as to include information for the full fiscal year ended December 31, 2009. In addition, Amendment No. 2 includes new disclosure relating to the Company’s acquisition of SMB:Live Corporation (“SMB”) on February 22, 2010. Please note that Amendment No. 2 does not include audited and pro forma financial statements for SMB because the acquisition is not “significant” within the meaning of Rule 3-05 of Regulation S-X. To assist the Staff in its evaluation of this acquisition, included at the end of this letter is a detailed analysis supporting our conclusion.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. All page numbers in the responses below refer to Amendment No. 2, except as otherwise noted below.

1.	We note your response to comment five in our letter dated January 15, 2010 and have reviewed the Supplemental Binder. Please file the consent from Borrell Associates, which you provided in Exhibit B of the Supplemental Binder, as an exhibit to the registration statement.

Response: In response to the Staff’s comment, the Company has filed the consent from Borrell Associates with Amendment No. 2.

2.	Each of the three major Internet search companies has significant influence… page 12.

3.	We note your response to comment eight in our letter dated January 15, 2010. In particular, we note that the loss of rebates and financial incentives would not materially harm the company. Please further explain the significance to your business of the preferential access granted pursuant to these reseller agreements. In addition, please disclose in the prospectus the nature and significance of the conditions and restrictions imposed by these agreements.

Response: The Company respectfully advises the Staff that access to preferential APIs offers two practical benefits. The first benefit is automated account creation. The Company respectfully submits that this is not a material benefit, as it could hire outsourced resources to effectuate account creation at nominal cost. The second benefit is the ability to access certain specialized ad inventory. In response to the Staff’s comment, the Company has revised disclosure on pages 12 and 13 to identify the potential loss of access to this inventory access, as well as the conditions and restrictions imposed by these reseller agreements.

4.	If we fail to increase the number of clients or retain existing clients… page 15.

5.	We note your response to comment 10 in our letter dated January 15, 2010. While we understand that “churn” or a similar measure may not be appropriate for your business, we still think you should identify and discuss any material trends with respect to client retention in order to provide appropriate context for this risk factor. Please further revise here or in your MD&A as appropriate.

Response: In response to the Staff’s comment, the Company has further elaborated on the uncertainties attendant upon client development and retention on page 15.

6.	With respect to the increase in Direct Local revenue in the first nine months of 2009, please provide more insight into the relative significance of increases in the number of IMCs and increases in the productivity of IMCs. In addition, please quantify the increased revenues due to the ReachLocal Australia acquisition and due to the introduction of ReachDisplay.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 48 to provide more insight into the relative significance of increases in the number of IMCs and increases in the productivity of IMCs, as well as to quantify the increased revenue due to the ReachLocal Australia acquisition. The Company also disclosed that the introduction of new products, such as ReachDisplay, has contributed to the increase in the productivity of its IMCs.

The Company did not disclose revenues attributable to ReachDisplay. Attributing a portion of the productivity increase to the introduction of a single new product is not always possible and may lead to an inaccurate discussion and analysis of the Company’s operating results. As a matter of practice, clients, in consultation with the Company’s IMCs and based on the recommendations of the RL Platform, may allocate and re-allocate their monthly spend across the Company’s products. The introduction of new products may result in incremental increases in a client’s advertising spend, but the amount of that increase may not be equal to the amount of spend the client allocates to that new product in a specific monthly period. In some cases, the incremental increase in a client’s advertising spend may be less than the amount of spend allocated to the new product, as the client re-allocates some of its prior period spend from an existing product to the new product. In other cases, the incremental increase in a client’s advertising spend may be greater than the amount of spend allocated to the new product, as the client opts to shift some spend from third-party advertising sources to the Company because the Company is now in a position to offer the client broader suite of advertising products. For these reasons, while the Company can calculate and disclose the amount of revenue generated by each of its products, the Company respectfully re-affirms that the key drivers of revenue growth in the Direct Local channel are the number of IMCs, particularly Upperclassmen, and in turn the number of Active Advertisers and Active Campaigns the IMCs produce.

7.	With respect to the National Brands, Agencies and Resellers channel, please quantify the increase in National Brands revenue and the decrease in Agencies and Resellers revenue.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 49 to quantify the increase in National Brands revenue and the decrease in Agencies and Resellers revenue.

8.	We note your response to comment 25 in our letter dated January 15, 2010. Please revise your disclosure to provide more context, as you do in your response letter, for your expectation that each category of operating expenses will increase in absolute dollars in future periods.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 49 to provide more context for its expectation that each category of operating expenses will increase in absolute dollars in future periods.

9.	We note your response to comment 29 in our letter dated January 15, 2010. Although compensation structure in 2009 remained unchanged for the most part, we still think that more disclosure is appropriate to provide insight into how the peer group analysis informed the decisions of the compensation committee and the board of directors in 2008. Please refer to Instruction 2 to Regulation S-K Item 402(b).

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 83 to provide additional insight into how the peer group analysis informed the decisions of the compensation committee and the board of directors in 2008.

10.	Please further revise your disclosure on page 86 regarding the differences between Plan EBITDA and Adjusted EBITDA to explain the reasons for the additional adjustments to Plan EBITDA related to accruals for customer incentives, credits and refunds, amortization of set-up fees and bonus amounts. We note your explanation of the UK and Australia adjustments. However, it does not appear that you have explained the other adjustments.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 84 and 85 to provide additional insight into the difference between Plan EBITDA and Adjusted EBITDA.

11.	We note your revised disclosure regarding the pricing of option grants made on the date of this offering. Please disclose any plans to grant a material number of option awards on the date of this offering.

Response: In response to the Staff’s comment, the Company has revised the discussion on page 92 to disclose its plans to grant option awards on the date of this offering.

12.	We note your response to comment 18 from our letter dated January 15, 2010. Please be advised that separate contracts with the same customer, if entered into at or near the same time, are presumed to have been negotiated as a package and shall therefore be evaluated as a single arrangement in considering whether there are one or more units of accounting. Refer to ASC Topic 605-25-25-3. Please tell us in more detail why you believe that they should be accounted for separately with reference to ASC 605-25.

Response: The Company respectfully submits to the Staff that, when the Company sells multiple services/campaigns in a package, they are treated as a single arrangement for purposes of applying ASC 605-25 to determine the units of accounting. Under the guidance in ASC 605-25, each service/campaign is a separate unit of accounting as it meets the separation criteria set forth in ASC 605-25-25-5. However, the individual services/campaigns cannot be further separated into components/processes.

The Company further submits that, as further discussed in the Company’s response to comment 17 from the Staff’s letter dated January 15, 2010, it is appropriate to treat the separate components of its services as a single unit of accounting under ASC Topic 625-25. These components include the creation of campaign settings and specifications; the acceptance (or creation of text ads for ReachSearch campaigns) of the required Internet media; automated keyword bidding and ad placement effected through the Company’s proprietary algorithms and technology, as well as the publishing of the applicable Internet advertising; tracking consumer responses to advertisements; optimization and analysis of the campaign; and reporting and tracking of results to the Company’s client.

In contrast, the Company believes that each campaign it sells (i.e., a ReachSearch, ReachDisplay, TotalTrack or remarketing campaign) meets the criteria to be a treated as a separate unit of accounting based on application of ASC Topic 605-25. The Company notes ASC Topic 605-25-25-3, which provides in part:

… separate contracts with the same entity or related parties that are entered into at or near the same time are presumed to have been negotiated as a package and shall, therefore, be evaluated as a single arrangement in considering whether there are one or more units of accounting. That presumption may be overcome if there is sufficient evidence to the contrary.

In considering ASC Topic 605-25-25-3, the Company acknowledges the presumption that separate contracts with the same entity or related parties should be evaluated as a single arrangement when considering whether there are one or more units of accounting. However, the Company notes ASC Topic 605-25-25-5, which provides in part:

In an arrangement with multiple deliverables, the delivered item or items shall be considered a separate unit of accounting if all of the following criteria are met:

a.	The delivered item or items have value to the customer on a stand-alone basis. The item or items have value on a standalone basis if they are sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis. In the context of a customer’s ability to resell the delivered item(s), this criterion does not require the existence of an observable market for the deliverable(s).

b.	There is objective and reliable evidence of the fair value of the undelivered item(s).

c.	If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item or items is considered probable and substantially in the control of the vendor.

The Company has evaluated each of the criteria of ASC Topic 605-25-25-5 as follows:

Value on a standalone basis. Each of the Company’s solutions are offered and sold separately to its clients and do not require integration with one another to provide for a different functional result. The Company’s ReachSearch product is designed specifically to support the direct acquisition of customers for the Company’s clients through an integrated directory and search offering on the internet. The Company’s ReachDisplay and remarketing solutions offer various additional forms of targeted advertising. The Company’s standalone TotalTrack product is specifically designed to allow its clients to monitor responses to media purchased through other vendors, including traditional media. None of the Company’s solutions requires another solution to operate, although, as with traditional advertising, a client may observe better results to the extent more media impressions are made through more forms of advertising or if the number of overall impressions are increased. As the products are not integrated, a client could separately source alternatives to the Company’s various offerings towards accomplishing the desired functional result.

Objective and reliable evidence of fair value. Each of the Company’s solutions (ReachSearch, ReachDisplay, remarketing and TotalTrack) is offered as a standalone solution. Furthermore, the Company’s pricing policy is based solely on the expected deliverable and term of commitment for a particular solution. The Company does not bundle or otherwise provide pricing flexibility to its sales personnel or its clients, other than with respect to fees associated with each campaign which are integrated with the applicable campaign for revenue accounting purposes under ASC Topic 625-25, as explained in the Company’s response to comment 17 from the Staff’s letter dated January 15, 2010.

Moreover, when the Company sells multiple campaigns to a single client, there is no discounting performed for these products, nor any bundled pricing arrangements. As a result, pricing is consistent for each of the Company’s solutions, whether purchased separately or concurrently with additional solutions.

Right of Return. The Company’s standard terms and conditions specifically state that clients do not have a right of return for any products purchased.

In summary, the Company respectfully submits that (1) its solutions, even when sold to a single client, are not integrated or interdependent and have stand-alone value to the client; (2) there is objective and reliable evidence that the fair value of each of its solutions is equal to the price stipulated under the separate agreement and (3) its arrangements do not include a general right of return for its products. As a result, the Company respectfully submits that its products should be separate units of accounting irrespective of the time offered and purchased by a client.

13.	We note your response to comment 21 from our letter dated January 15, 2010. When you determine the estimated IPO price, please provide an analysis of each significant factor contributing to the difference between the fair value as of the most recent quarterly valuation and the estimated IPO price.

Response: The Company acknowledges the Staff’s comment and will update its disclosure to include an analysis of the significant factors contributing to the difference between the fair value as of December 31, 2009 and the estimated IPO price at the time when the price range is first included in the preliminary prospectus. The Company further acknowledges that the Staff may have additional comments at the time that such disclosure is provided.

14.	We note your response to comments 22, 44 and 48 from our letter dated January 15, 2010. We note that you measured the value of the equity issued to the company at the estimated fair value of $2,000,000 corresponding to the cash contributed by NetUs and that ReachLocal Australia recorded a corresponding asset for the software license in the same amount. Since the equity and corresponding voting power in the joint venture was split equally (50/50) between you and NetUs, it is unclear to us why you believe that it is appropriate to recognize losses only to the extent you provided subsequent funding to the joint venture. In this regard, we note in your response to comment 41 that under the terms of the original joint venture agreement the risks and rewards were shared equally between the parties. We also note that you only recognized losses to the extent you provided subsequent funding to the joint venture resulting from Amendment No 1 and No 2 to the original agreement. It appears that if the original agreement was not amended, you would have not recognized any loss from your investment in the joint venture. Please revise or advise.

Response: The Company respectfully advises the Staff that, as discussed in the Company’s responses to comments 22, 44 and 48 from the Staff’s letter dated January 15, 2010, the accounting by ReachLocal Australia for the assets contributed on the basis of estimated fair value was consistent with the Issue Paper “Accounting for the Contributed Assets by a Joint Venture” as attached to the Minutes of the Professional Standards Group (PSG) Meeting with the SEC Staff dated November 18, 1988. In addition, the Company submits that it appropriately accounted for its investment using historical cost accounting under ASC Topic 970-323-30-2 and pending guidance under ASC Topic 323-10-30-2, which provides that an “investor records its investment at the lower of carrying amount or fair value of the assets it contributed.” Accordingly, as the Company had no cost basis in the assets contributed, the investment in ReachLocal Australia was appropriately accounted for at zero basis. That is, ReachLocal Australia recorded the value of the assets received at fair value of $2 million, while the Company recorded the value of the equity contributed at historical cost of zero.

While the Company shared equally in any returns from the ReachLocal Australia joint venture, the Company respectfully advises the Staff that it had no obligation to further fund ReachLocal Australia and no obligation to guarantee or satisfy any future obligations that ReachLocal Australia might have, whereas NetUS (the joint venture partner) had in fact guaranteed certain banking and other obligations of ReachLocal Australia.

The Company respectfully submits that, as it had no basis in its investment in ReachLocal Australia and no obligation to further fund the joint venture, pending ASC Topic 323-10-35-19, which brings the guidance of APB Opinion 18, para 19 (i) into the codification, prohibits the recognition of additional losses beyond the amounts recognized by the Company.

15.	We note your response to comment 47 from our letter dated January 15, 2010. Tell us why the $2,667,000 loss from continued operations (as adjusted) of ReachLocal Australia used in your calculation is not the same amount shown in the statements of operations on page F-37 of $2,633,000. Also, it appears to us that the amount of the loss that you used in your calculation should exclude the $813,000 equity losses of ReachLocal Australia. Please advise or provide us with your revised significant income test calculation.

Response: The Company respectfully submits to the Staff that the loss from continued operations of ReachLocal Australia for the period ended June 30, 2009 as shown on page F-36 in its separate financial statements is reported in Australian dollars, the functional currency of the ReachLocal Australia entity. In the computation of the income test, the loss from continuing operations of A$2,633,000 is translated to US$2,267,000 using the applicable average historical exchange rate of A$1.00 = US$0.86 for the reporting period under the guidance of ASC Topic 830-30.

The Company acknowledges the Staff’s comment that the $813,000 equity losses of ReachLocal Australia should not be used in the calculation and has recomputed the income test as follows:

Reg S-X.T. Rule 1-02(w)(3) the “Income Test”
Loss from continuing operations as adjusted under Reg S-X of ReachLocal Australia for the year ended June 30, 2009, in USD	$(2,267,000)
Consolidated loss from continuing operations of registrant for the year ended December 31, 2008	$(6,853,000)
Add: Equity in losses of ReachLocal Australia	813,000

Consolidated loss from continuing operations as adjusted of registrant for the year ended December 31, 2008	$(6,040,000)

Income test result	37.5%

Based on the revised significant income test calculation, the Company respectfully submits to the Staff that not more than one year of audited financial statements is required under the applicable rules.

16.	We note your response to comment 49 from our letter dated January 15, 2010. Please clarify for us whether the $460,000 pro forma adjustment represents the deferred revenue balance that existed at the acquisition date less the fair value of the obligation to provide the services related to the deferred revenue (i.e. the profit margin) from September 12, 2009 through September 30, 2009. Also, clarify for us if subsequent to the acquisition date you reduced the $460,000 liability when the services were provided.

Response: The Company respectfully advises the Staff that the pro forma adjustment of $460,000 does not represent the deferred revenue balance that existed at the acquisition date. Instead, this amount represents the reversal from the date of acquisition to September 30, 2009 of the Company’s purchase accounting adjustment to acquired deferred revenue. The Company supplementally advises the Staff that the following table summarizes how the Company accounted for deferred revenue acquired in the ReachLocal Australia business combination in the Company’s financial statements:

Deferred revenue of RL Australia at historical cost on September 11, 2009	$1,287,000
Less: Fair value of deferred revenue recognized in purchase accounting at September 11, 2009	615,000

Adjustment to reduce historical deferred revenue to fair value, essentially removing gross profit from the acquired balance sheet	672,000
Less – Recognition of deferred revenue adjustment with delivery of service from the date of acquisition through September 30, 2009	(460,000)

Balance of fair value adjustment of acquired deferred revenue at September 30, 2009	212,000
Less – Recognition of the remaining deferred revenue adjustment during the fourth quarter of 2009	(212,000)

Balance of fair value adjustment of acquired deferred revenue at December 31, 2009	$—

17.	We note your response to comment 51 in our letter dated January 15, 2010; however, we also note your characterization of this acquisition throughout your prospectus. We also note the material effect the acquisition had on your profitability for the nine months ended September 30, 2009. Based upon its effect on your financial statements and the anticipated impact on your future operations, we believe you are required to file the agreement as an exhibit pursuant to Regulation S-K Item 601(b)(2). Please file this agreement as an exhibit.

Response: In response to the Staff’s comment, the Company has filed the agreement related to its acquisition of ReachLocal Australia as Exhibit 10.16 to Amendment No. 2. The Company has footnoted Exhibit 10.16 to note that the schedules have been omitted, pursuant to Item 601(b)(2) of Regulation S-K as well as the Company’s agreement, upon request, to furnish the Staff with copies of omitted schedules.

Analysis of Significance of SMB:Live Corporation Acquisition:

As noted above, Amendment No. 2 includes new disclosure relating to the Company’s acquisition of SMB on February 22, 2010, but does not include audited and pro forma financial statements for SMB because the Company concluded that the acquisition is not “significant” within the meaning of Rule 3-05 of Regulation S-X. A summary of the Company’s analysis supporting this conclusion is set forth below.

Rule 3-05(b)(2) states that the historical financial statements of an acquired company are required to be provided if, based on the most recent annual financial statements of the acquired company and the registrant, the acquired company meets the definition of a significant subsidiary used in Rule 1-02(w), substituting the 10 percent threshold in Rule 1-02(w) with 20 percent. Rule 1-02(w) defines a significant subsidiary to be one that meets any of the following conditions:

•

The registrant’s and its other subsidiaries’ investments in and advances to the subsidiary exceed 10 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year (the “Investment Test”); or

•

The registrant’s and its other subsidiaries’ proportionate share of the total assets of the subsidiary exceeds 10 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year (the “Assets Test”); or

•

The registrant’s and its other subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exceeds 10 percent of such income of the registrant and its subsidiaries consolidated for the most recently completed fiscal year (the “Income Test”).

The table set forth below applies the foregoing tests to the GAAP financial statements of each of the Company and SMB as of and for the year ended December 31, 2009. For the Investment Test, we have analyzed the transaction both on the basis of the GAAP purchase price that will be reflected in the Company’s financial statements going forward, as well as on the basis of the nominal purchase price set forth in the definitive acquisition agreement. The difference between the GAAP and “nominal” purchase prices is that the GAAP purchase price excludes $5.7 million of deferred purchase consideration that is contingent on the continued employment of certain of SMB’s employees after the closing, and which therefore will be accounted for as compensation expense in accordance with ASC Topic 805. To further simplify matters, both the GAAP and nominal purchase prices fully reflect approximately $848,000 of liabilities of SMB that the Company effectively will assume by virtue of the acquisition, and the nominal purchase price also disregards what the Company estimates will be an approximately $300,000 reduction in the purchase price resulting from a working capital adjustment.

(Amounts in thousands)
	GAAP Purchase Price	Nominal Purchase Price
“Investment Test”
Purchase price:	$3,585	$9,598
Consolidated total assets of registrant as of December 31, 2009	$97,887	$97,887
Investment Test Result:	3.7%	9.8%
“Asset Test”
Assets of SMB as of its most recent fiscal year ended December 31, 2009	$1,352
Consolidated total assets of registrant as of December 31, 2009	$97,887
Asset Test Result:	1.4%
“Income Test”
Income from continuing operations of SMB for the year ended December 31, 2009	$184
Consolidated income from continuing operations of registrant for the year ended December 31, 2009	$10,239
Income Test Result:	1.8%

*            *            *            *

Please do not hesitate to contact me by telephone at (213) 891-8640 or by fax at (213) 891-8763 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Bradley A. Helms

Bradley A. Helms

of LATHAM & WATKINS LLP

Enclosures

cc:	Zorik Gordon, ReachLocal, Inc.
Adam F. Wergeles, Esq., ReachLocal, Inc.
Christopher L. Kaufman, Esq., Latham & Watkins LLP